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15048424

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68338

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

SC Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 Newport Center Drive, Suite 350
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Beaton 603-379-2478
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

601 South Figueroa St. Los Angeles, CA 90017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

PB 3/13/15

Oath or Affirmation

I, Daniel Beaton, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to SC Distributors, LLC (the "Company") as of and for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

FINOP
Title

Notary Public

BETSY COTTER
NOTARY PUBLIC
STATE OF NEW HAMPSHIRE
MY COMMISSION EXP. SEPT. 18, 2018

This report** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Changes in Member's Capital
(x)	(e)	Statement of Cash Flows
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable, exempt under Rule 15c3-3(k)(2)(i). See note 5 in the accompanying financial statements)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable, exempt under Rule 15c3-3(k)(2)(i). See note 5 in the accompany financial statements)
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not required)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable)
(x)	(1)	An Oath or Affirmation
(x)	(m)	A copy of the SIPC Supplemental Report
( )	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For condition of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3)

SC Distributors, LLC

(SEC I.D. No. 8-68338)

Financial Statements and Supplemental Schedule
December 31, 2014

SC Distributors, LLC
Index
December 31, 2014

Page(s)

pwc

Report of Independent Registered Public Accounting Firm

To the Management of SC Distributors, LLC

In our opinion, the accompanying statement of financial condition and the related statement of operations, changes in member's equity, and cash flows present fairly, in all material respects, the financial position of SC Distributors, LLC (the "Company") at December 31, 2014, and the results of its operations and its cash flows for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The supplemental schedule G is supplemental information required by Rule 17a-5 under the Securities Exchanges Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental schedule G is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 28, 2015

PricewaterhouseCoopers LLP, 601 South Figueroa Street, Los Angeles, CA 90017
T: (213) 356 6000, F: (813) 637 4444, www.pwc.com/us

SC Distributors, LLC
Statement of Financial Condition
December 31, 2014

(dollars in thousands)

Assets		
Cash and cash equivalents	$	3,567
Fees and commissions receivable		224
Reimbursable expenses receivable, net		2,548
Prepaid insurance		507
Prepaid other		181
Property and equipment (net of accumulated depreciation of $103)		72
Total assets	$	7,099
Liabilities and Members' Equity		
Accounts payable and accrued expenses	$	532
Accrued compensation and benefits		623
Due to affiliates		482
Total liabilities		1,637
Commitments and Contingencies		
Members' capital		5,462
Total liabilities and members' equity	$	7,099

The accompanying notes are an integral part of the financial statements.

SC Distributors, LLC
Statement of Operations
Year Ended December 31, 2014

(dollars in thousands)

Revenues	
Selling commissions and distribution fees	$ 91,447
Dealer manager fees	39,451
Servicing fees - related parties	255
Total revenues	131,153
Expenses	
Broker-dealer commissions and distribution fees	91,447
Marketing fee expense	16,195
Servicing fee expense - related parties	629
Employee salaries and benefits	18,050
Management fees - related parties	1,331
Professional services	374
Travel and entertainment	1,843
Rent and facilities	421
General, administrative and other expenses	1,388
Total expenses	131,678
Net loss	$ (525)

The accompanying notes are an integral part of the financial statements.

SC Distributors, LLC
Statement of Changes in Members' Capital
Year Ended December 31, 2014

(dollars in thousands)

	Contributed Capital	Accumulated Deficit	Member Capital
Balances as of December 31, 2013	$ 21,619	$ (19,483)	$ 2,136
Contributions from Member	3,845	-	3,845
Equity based compensation	6	-	6
Net loss	-	(525)	(525)
Balances as of December 31, 2014	$ 25,470	$ (20,008)	$ 5,462

The accompanying notes are an integral part of the financial statements.

SC Distributors, LLC
Statement of Cash Flows
Year Ended December 31, 2014

(dollars in thousands)

Cash flows used in operating activities		
Net loss	$	(525)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation		31
Equity based compensation		6
Increase (decrease) resulting from changes in		
Fees and commissions receivables		466
Reimbursable expenses receivable, net		(1,213)
Due from/to affiliates, net		482
Prepaid expenses and other assets		(556)
Accounts payable and accrued expenses		(526)
Accrued compensation and benefits		(514)
Net cash used in operating activities		(2,348)
Cash flows used in investing activities		
Purchases of property and equipment		(56)
Net cash used in investing activities		(56)
Cash flows from financing activities		
Capital contributions		3,845
Net cash provided by financing activities		3,845
Net increase in cash		1,440
Cash and cash equivalents		
Beginning of year		2,127
End of year	$	3,567

The accompanying notes are an integral part of the financial statements.

1. Organization of the Company

SC Distributors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company was organized as a limited liability company under the laws of the State of Delaware on March 31, 2009, and commenced operations as a FINRA qualified broker-dealer on September 28, 2010. The Company has a single member, Strategic Capital Management Holdings, LLC, formerly known as Validus/Strategic Capital Partners, LLC (SCMH or the "Member"). On August 29, 2014, SCMH was acquired by RCS Capital Corporation ("RCAP").

The Company's principal business is to act as the dealer-manager for public, nontraded real estate investment trusts (REITs), for a public, nontraded business development company (BDC), and for public, nontraded Limited Liability Companies (LLCs), collectively referred to as Nontraded Products.

The Company has served as the dealer manager for the public offering of shares of common stock of Carter Validus Mission Critical REIT, Inc. (CVMCR), formerly an affiliate, for the period November 15, 2010 to June 6, 2014. Since April 17, 2012, the Company has served as the dealer manager for the public offering of shares of common stock for Sierra Income Corporation (SIC). Since December 28, 2012, the Company has served as the dealer manager for the public offering of shares of common stock for RREEF Property Trust, Inc. (RPT). Since February 25, 2013 the Company has served as the dealer manager for the public offering of limited liability company units for Trilinc Global Impact Fund, LLC (TRI). Since August 7, 2013 the Company has served as the dealer manager for the public offering of limited liability company units for Greenbacker Renewable Energy Company, LLC (GREC). Since June 24, 2014, the Company has served as the dealer manager for the public offering of shares of common stock of Carter Validus Mission Critical REIT, Inc. II (CVMCR II).

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company is engaged in a single line of business as a securities broker dealer, which provides distribution services with respect to selling Nontraded Products.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates, and those differences could be material.

Cash and Cash equivalents
The Company currently maintains all of its operating cash with two major financial institutions. The Company had $3.0 million in cash balances as of December 31, 2014, that were in excess of the FDIC insured limits.

Fees, Commissions and Reimbursable Expenses Receivables

Receivables primarily consist of commission receivables from the sale of Nontraded Products and amounts due for reimbursement of organization and offering costs previously paid by the Company on behalf of, and in connection with, the distribution and sale of Nontraded Products. Such organization and offering costs include legal, meeting and conference sponsorships, travel, and promotional items. The Company has fully reserved for the amount due from O'Donnell Strategic Industrial REIT, Inc. ("OSIR") (See Note 4 and 7), but expects to recover all remaining amounts due from all other Nontraded Products sponsors, and has not recorded any reserves related to these balances as of December 31, 2014.

Prepaid Expenses

Prepaid expenses and other assets primarily consist of prepaid insurance, meeting fees, regulatory fees, and a lease deposit.

Property and Equipment

Fixed assets are recorded at cost, net of accumulated depreciation and amortization. Office furniture and equipment and computer hardware and software are depreciated on a straight-line basis over the estimated useful life which ranges from three to seven years. Leasehold improvements are amortized over the lesser of their useful lives or the term of the lease.

Commissions, Distribution Fees and Marketing Fees Payable to Broker-Dealers

The Company pays commissions and distribution fees to broker-dealers in connection with the distribution and sale of shares or units of nontraded products. The Company pays marketing fees to certain broker-dealers for marketing services provided by such broker-dealers. As of December 31, 2014 there was approximately $224 thousand outstanding for commissions, distribution fees and marketing fees payable to broker-dealers. These amounts are recorded in accounts payable and accrued expenses on the statement of financial condition.

Accrued Compensation and Benefits

Accrued compensation and benefits primarily consists of incentive compensation and bonuses due to certain employees of the Company.

Share-Based Compensation

2014 Stock Purchase Program

The Company was acquired by RCAP on August 29, 2014. As such, the Company employees may now participate in RCAP's stock purchase programs. Subject to the terms and conditions of the 2014 Stock Purchase Program, eligible individuals had the opportunity on specified dates in 2014 to elect to purchase shares of common stock and were automatically granted one warrant to purchase one share of common stock for each three shares of common stock purchased. Each warrant granted gave the holder the right to purchase one additional share of common stock at an exercise price equal to the purchase price per share purchased under the 2014 Stock Purchase Program, and will vest and become exercisable, subject to continuous service from the grant date to the 3-year anniversary of the grant.

Such warrants may be exercised by the holder until the earliest of the 30th day following the date the holder's service is terminated for any reason other than for cause or the 10-year anniversary of the issuance. Upon a termination of service for any reason, all outstanding nonvested warrants held by a warrant holder will expire and terminate immediately. Warrants issued to employees of the Company are expensed over the three-year vesting period. The Company incurred $6 thousand of equity based compensation as of December 31, 2014.

Income Taxes

As a single member limited liability company, the Company is not subject to income taxes and does not file an income tax return. The member reports distributive shares of realized income or loss on its individual tax return. As a result, the Company has elected not to record income taxes on these financial statements.

As of December 31, 2014, the Company determined that it had no uncertain tax positions.

Revenue Recognition

Commissions, distribution fees, servicing fees, and dealer manager fees and related expenses from the sale of various shares or units of Nontraded Products are recognized as revenue and expense when earned and are recorded on the date the investor is admitted as a stockholder or unitholder of the REIT, BDC, or LLC. The Company reallows 100% of the commissions and distribution fees, and a portion of its dealer manager fee to participating broker dealers in connection with the distribution and sales of shares or units of Nontraded Products.

Management Fees

Management fees consist of amounts paid by the Company to affiliates (See Note 4 Related Parties Transactions) for services, including sales management, financial management, technology services, and clerical support. Management fees also include reimbursements received by the Company for accounting and human resource services provided to an affiliate. These services include financial statement preparation, bank statement reconciliations, accounts payable processing, and employee payroll and benefits processing.

The Company also provided facilities and paid for various overhead expenses on behalf of an affiliate for which it was reimbursed by an affiliate. This reimbursement of costs and services is included in management fees as an offset to the amounts charged by such affiliate for services noted above. All other amounts for which the Company was reimbursed are included gross in the statement of operations.

Concentrations

Seventy-four percent of total revenue generated by the Company during the year ended December 31, 2014, was generated from the two combined CVMCR offerings.

Fair Value of Financial Instruments

The carrying amounts of receivables, prepaid, other assets, accounts payable and accrued liabilities, due from affiliates, and accrued compensation and benefits approximate fair value because of the short-term nature of these items.

3. Property, and Equipment

Fixed assets as of December 31, 2014, are as follows:

(in thousands)

Computer equipment and software	$	128
Office equipment and fixtures		41
Leasehold Improvements		6
Less accumulated depreciation and amortization		(103)
Property and equipment, net	$	72

Depreciation expense for the year ended December 31, 2014 was $31 thousand.

4. Related-Party Transactions

Commissions, Distribution Fees, and Dealer Manager Fees

CVMCR I and CVMCR II were affiliates until the acquisition by RCAP on August 29, 2014. The Company earns commissions, distribution fees, and dealer manager fees for the distribution and sale of shares or units of Nontraded Products. The commission percentage is calculated using a commission rate starting at 7% and declining to 1% of proceeds from sales of shares based on the number of shares or units sold, and the distribution fee percentage is calculated using a distribution rate of 0.50% on the net asset value of Class B shares of RPT, and 0.80% of the net asset value of Class C units of TRI and GREC and Class T shares of CVMCR II. For year ended December 31, 2014, $97.1 million of commissions, distribution fees, and dealer manager fees were received from CVMCR I and CVMCR II combined.

Servicing Fees

Commencing on November 1, 2014, the Company began selling RCAP products and earning a servicing fee which is included under Dealer manager and servicing fee in the statement of operations. For year ended December 31, 2014, the Company earned $255 thousand in servicing fee revenue. There is no related outstanding receivable as of December 31, 2014.

Commencing on November 1, 2014, RCAP began offering and selling the Company's products resulting in the Company paying RCAP a servicing fee. For year ended December 31, 2014, the Company had incurred $629 thousand in servicing expense. As of December 31, 2014, the Company had a net payable of $234 thousand included within due to affiliates in the statement of financial condition.

Reimbursement from Nontraded Products

The Company receives reimbursement from CVI, CVII, SIC, TRI, RPT, and GREC for reimbursement of organization and offering costs previously paid by the Company on behalf of, and in connection with, the distribution and sale of shares or units of such Nontraded Products. Such organization and offering costs include legal, meeting and conference sponsorships, travel, and promotional items. During the year ended December 31, 2014, the Company received $972 thousand, $153 thousand, $800 thousand and $243 thousand from CVMCR I, CVMCR II, SIC and RPT, respectively, as reimbursable expenses. As of December 31, 2014, $0 and $405 thousand of reimbursable expenses are outstanding from CVMCR I and CVMCR II, respectively.

Management Fees

SCMH provides certain administrative functions to the Company, including, but not limited to, sales management, marketing and product development, and financial and accounting oversight. The Company paid SCMH $897 thousand for such services for the year ended December 31, 2014. Such amounts have been recorded within management fees in the statement of operations, and no such amounts were payable as of December 31, 2014.

Strategic Capital Advisory Services, LLC (SCAS) is wholly owned by an affiliate of the Member and is considered an affiliate of the Company. SCAS provides certain administrative functions to the Company, including, but not limited to, technology services and office and secretarial services. The Company provides certain accounting and human resources functions to SCAS as described within Note 2. In addition, the Company pays certain operating expenses on behalf of SCAS, including facilities, insurance, and cost of equipment. For the year ended December 31, 2014, the Company paid SCAS $703 thousand for such services and received $269 thousand from SCAS for services provided to SCAS and expenses paid on behalf of SCAS. Such amounts have been recorded within management fees in the statement of operations, and no such amounts were payable as of December 31, 2014.

5. Net Capital Requirement

Effective April 29, 2014, the Company changed from the Aggregate Indebtedness Standard to the Alternative Standard for calculating net capital. Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of $250 thousand. At December 31, 2014, the Company had net capital and a net capital requirement of approximately $2.0 million and $250 thousand, respectively, which was $1,754 thousand in excess of its required net capital.

The Company is claiming exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k) (2) (i) as it does not maintain customer accounts, nor does it hold securities for customers.

6. Defined Contribution Plan

SCMH sponsors a 401(k) defined contribution plan (the "Plan") that is made available to employees of the Company. Eligible participants may contribute up to the maximum amounts established by the United States Internal Revenue Service. As of December 31, 2014, the Company does not match contributions.

7. Commitments and Contingencies

The Company entered into a five-year lease for office space for its operations in Newport Beach, California. The lease expires in November 2015. The Company's future minimum lease payments associated with such lease as of December 31, 2014, are as follows:

(in thousands)

Year Ended December 31,	**Amount**
2015	$ 379
Total minimum lease payments	$ 379

Rent expense under the lease was $386 thousand for the year ended December 31, 2014.

In the normal course of business, the Company is involved in various claims and legal proceedings. The results of these matters are not expected to have a material adverse effect on the Company's financial position or results of operations.

In June 2013 OSIR and two of its related entities filed suit against the Company, SCAS, the President of the Company, and the President of SCAS ("Defendants") in Orange County Superior Court. The complaint alleges four causes of action: (1) breach of contract, (2) fraud, (3) breach of fiduciary duty, and (4) declaratory relief related to the Defendants' performance as dealer manager and advisor to OSIR. The complaint seeks damages in excess of $10.0 million. The Defendants vigorously dispute the allegations. On August 26, 2013 Defendants filed a petition to compel arbitration and dismiss or stay action. The Court granted the Defendants' petition to compel arbitration on November 19, 2013. On January 6, 2014 the Plaintiffs filed a petition for writ of mandate with regard to the order to compel arbitration. On January 28, 2015, the Court denied Plaintiffs petition.

The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, however, the Company accrues the minimum amount in the range.

This litigation matter is in the early stages and there is uncertainty to the outcome of the pending motions and appeals. Based on currently available information, Management has determined that this matter is not both probable and estimable, and as such the matter will continue to be monitored for further developments that would make such loss contingency both probable and estimable.

8. Subsequent Events

The Company evaluated subsequent events through the date the financial statements were issued. The Company received $900 thousand in capital contributions through the date of the report. As of February 28, 2015, no additional material subsequent events have occurred.

Supplemental Schedule

SC Distributors, LLC
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

Schedule G

(dollars in thousands)

Computation of net capital		
Total members' equity	$	5,462
Deductions and/or charges		
Nonallowable assets		
Receivables		2,698
Property and equipment, net		72
Other assets		688
Total deductions		3,458
Net capital, as defined	$	2,004
Computation of basic net capital requirement		
Minimum net capital requirement	$	250
Excess net capital		1,754
Net capital less the greater of 10% of aggregate indebtness or 120% of minimum net capital	$	1,704
Computation of aggregate indebtedness		
Items included in statement of financial condition		
Accrued expenses and accounts payable	$	532
Accrued compensation and benefits		623
Due to affiliates		482
Total aggregate indebtedness	$	1,637

Ratio of aggregate indebtedness to net capital is:

Total aggregate indebtedness	=	$	1,637	0.82
Net capital		$	2,004	

The ratio of aggregate indebtedness of net capital is 0.82 to 1 compared to the maximum allowable ration of 15 to1.

There are no material differences between the Company's net capital per the FOCUS report and this computation.

pwc

Report of Independent Registered Public Accounting Firm

To the Management of
SC Distributors, LLC:

We have reviewed SC Distributors, LLC's (the "Company") assertions, included in the accompanying Company's exemption report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision from June 1, 2014 to December 31, 2014 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period June 1, 2014 to December 31, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 28, 2015

SC Distributors, LLC's
Exemption Report

SC Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k):(2)(i)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) (2) (i) for the period June 1, 2014 to December 31, 2014 without exception.

I, Daniel Beaton, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Principal Financial Officer

February 28, 2015

pwc

Report of Independent Accountants

To the Management of SC Distributors, LLC,

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of SC Distributors, LLC ("SCD"), for the year ended December 31, 2014, which were agreed to by SC Distributors, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating SCD's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2014. Management is responsible for SCD's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:
    a. Payment dated August 11, 2014 in the amount of $79,130 was compared to the December 31, 2014 year-to-date check register obtained from M. Pacheco, Director of Finance. Per the check register, check number 4172, dated August 11, 2014, was for $79,613, noting a difference of $483.
2. Compared the Total Revenue amount of $131,153,000 reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2014 to the Total Revenue amount of $131,152,810, as reported on page 2, item 2a of Form SIPC-7, for the year ended December 31, 2014, noting a difference of $190.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared the deduction on line 2, commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $107,635,634 to the total of SCD's commission expense, marketing fees, and distribution fee general ledger account balances, per the trial balance as of December 31, 2014 that was obtained from M. Pacheco, Director of Finance, and noted no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $23,517,176 and $58,793, respectively and noted no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable

instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of SCD's management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2015